UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

TECHCOM, INC.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

76969M704
(CUSIP Number)

AlphaBit, LLC Skyview Residences Tower 1, Apartment 4804 Downtown Dubai, UAE +971 4 323 9120 Munaf Ali Skyview Residences Tower 1, Apartment 4804 Downtown Dubai, UAE +971 4 323 9120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

07/27/2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	76969M704

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AlphaBit, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
70,070,000 (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
70,070,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
70,070,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.60% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

1.        Includes 15,000,000 shares of common stock underlying the 1,000,000 shares of the Company’s Series A Preferred Stock beneficially owned by the Reporting Person, calculated at the conversion rate in effect as of the date of this report.

2.        Based on 64,990,254 shares of the Company’s common stock outstanding as of July 27, 2021 and assuming conversion of all of the Series A Preferred Stock beneficially owned by the Reporting Person.

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CUSIP No.	76969M704

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Munaf Ali
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
70,070,000 (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
70,070,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
70,070,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.60% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1.        Includes 15,000,000 shares of common stock underlying the 1,000,000 shares of the Company’s Series A Preferred Stock beneficially owned by the Reporting Person, calculated at the conversion rate in effect as of the date of this report.

2.        Based on 64,990,254 shares of the Company’s common stock outstanding as of July 27, 2021 and assuming conversion of all of the Series A Preferred Stock beneficially owned by the Reporting Person.

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Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $0.00001 (the “Common Stock”) of TechCom, Inc. (the “Issuer”), with its principal office located at 1600 E Florida Ave, Ste 214, Hemet, CA 92544-8648.

Item 2.	Identity and Background

(a)	This Schedule 13D is being jointly filed by AlphaBit, LLC, a Nevada limited liability company (“AlphaBit”), and Munaf Ali (“Mr. Ali”, together with AphaBit, the “Reporting Persons”), a citizen of United Kingdom, who is the sole beneficial owner of AlphaBit.

(b)	AlphaBit’s address is Skyview Residences Tower 1, Apartment 4804, Downtown Dubai, UAE; Mr.Ali’s address is Skyview Residences Tower 1, Apartment 4804, Downtown Dubai, UAE.

(c)	The principal business of AlphaBit is providing investment advice to regulated cryptoasset funds; Mr. Ali’s present occupation is entrepreneur.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings.

(e)	During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	AlphaBit is a Nevada limited liability company; Mr. Ali is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Considerations

On May 26, 2021, AlphaBit entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Mr. Kok Seng Yeap (“Mr. Kok”), pursuant to which AlphaBit pay $550,000.00 in exchange for 55,070,000 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock (the “Subject Shares”) from Mr. Kok. The consideration for the purchase of the Subject Shares that this statement relates to is from the working capital of AlphaBit.

Item 4.	Purpose of Transaction

All of the Subject Shares were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis, the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed of, securities of the Issuer at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. The Reporting Persons may also engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, management, business, operations, strategic plans, and the future of the Issuer.

Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

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Item 5.	Interest in Securities of the Issuer

(a) - (b)	The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (based upon a total of 79,990,254 shares of Common Stock, par value $0.00001 per share, issued and outstanding, which includes 64,990,254 shares of the Company’s common stock outstanding as of July 27, 2021 and assuming conversion of all of the Series A Preferred Stock beneficially owned by the Reporting Person) are as follows:

AlphaBit, LLC

	Amount beneficially owned: 70,070,000(1)	Percentage: 87.60%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:
ii.	Shared power to vote or to direct the vote:	70,070,000(1)
iii.	Sole power to dispose or to direct the disposition of:
iv.	Shared power to dispose or to direct the disposition of:	70,070,000(1)

Munaf Ali

	Amount beneficially owned: 70,070,000(1)	Percentage: 87.60%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:
ii.	Shared power to vote or to direct the vote:	70,070,000(1)
iii.	Sole power to dispose or to direct the disposition of:
iv.	Shared power to dispose or to direct the disposition of:	70,070,000(1)

(1)    AlphaBit is the record owner of 1,000,000 shares of the Company’s Series A Preferred Stock, which can be converted at any time into up to 15,000,000 shares of Company’s Common Stock.

(c)	Except as described in this statement, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule which information is incorporated herein by reference.

(d)	The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule. To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer reported herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Stock Purchase Agreement dated May 26, 2021 by and between AlphaBit, LLC and Kok Seng Yeap

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2021

AlphaBit, LLC

/s/ Munaf Ali
Name: Munaf Ali Title: Member

/s/ Munaf Ali
Munaf Ali

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